

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

August 12, 2009

Shou-Kang Chen
Chief Financial Officer
No. 1, R&D Road 1, Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re:    ChipMOS TECHNOLOGIES (Bermuda) LTD.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed June 4, 2009**
> **File No. 000-31106**

Dear Mr. Chen:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief